Exhibit 2
CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN EXCLUDED.

ACKNOWLEDGMENT AND AMENDMENT NO. 2 TO
SECURITIES AND ASSET PURCHASE AGREEMENT
This ACKNOWLEDGEMENT AND AMENDMENT NO. 2, dated as of May 2, 2023 (this “Amendment”), amends the Securities and Asset Purchase Agreement, dated as of January 14, 2023, as amended by that certain Acknowledgment and Amendment No. 1, dated as of February 7, 2023 (the “Agreement”), by and between IHS MARKIT LTD, a Bermuda exempted company limited by shares (“Seller”), and ALLIUM BUYER LLC, a Delaware limited liability company (“Purchaser” and together with Seller, the “Parties” and each, individually, a “Party”). Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Agreement.
RECITAL:
WHEREAS, the Parties to the Agreement now desire to amend the Agreement in accordance with Section 10.3 of the Agreement as set forth herein.
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and in reliance upon the representations, warranties, conditions, agreements and covenants contained herein, and intending to be legally bound hereby, the Parties hereto do hereby agree as follows:
1.Amendments.
(a)Section 2.2 of the Agreement is hereby amended by deleting the third sentence of Section 2.2. in its entirety and replacing such sentence with the following sentence: “For all purposes of this Agreement (including with respect to Purchased Assets and Assumed Liabilities pursuant to Section 2.4 and Section 2.6, respectively) but excluding for purposes of determining the Closing Date Indebtedness and the Transaction Expenses and for purposes of Section 5.2, (i) the Closing will be deemed to have become effective at the Adjustment Calculation Time and (ii) for all purposes of the transactions contemplated by each Local Transfer Agreement, to the extent permitted by applicable Law, the Closing will be deemed to have occurred at 12:01 a.m. local time in each applicable jurisdiction on May 1, 2023 irrespective of the actual time on the Closing Date at which the Closing occurs, or at such other time or date as may be agreed in writing by Seller and Purchaser.”
(b)Section 2.8 of the Agreement is hereby amended by adding the following sentence to the end of Section 2.8 of the Agreement:
“Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that, for each applicable jurisdiction, completion of the applicable portion of the Pre-Closing Restructuring for such jurisdiction shall be legally implemented on the Closing Date or Deferred Closing Date for such jurisdiction (as applicable) and, to the extent actually completed on the Closing Date or Deferred Closing Date for such jurisdiction (as applicable), such completed steps will be deemed to be legally effective immediately prior to the Closing or Deferred Closing for such jurisdiction (as applicable) regardless of the particular time on the

Closing Date or Deferred Closing Date for such jurisdiction (as applicable) that the completion of the relevant portion of the Pre-Closing Restructuring actually occurs.”
(c)[***]
(d)Section 2.18(b)(ii) of the Agreement is hereby amended by deleting the words “other than those conditions which by their nature can only be satisfied at the Deferred Closing but subject to the satisfaction or waiver of those conditions at the Deferred Closing” and replacing such words with the following sentence: “other than those conditions which are otherwise contemplated under this Agreement to, or by their nature can only, be satisfied at the Deferred Closing but subject to the satisfaction or waiver of those conditions at the Deferred Closing”.
(e)The second sentence of 2.18(d) of the Agreement is hereby amended and restated in its entirety by the following:
“In furtherance of the foregoing, each of Seller and Purchaser shall reasonably cooperate with each other, to the extent permitted by applicable Law, to provide transition services or establish an agency relationship, secondment arrangement or other similar arrangement reasonably acceptable to Purchaser and Seller under which (i) Purchaser would obtain, to the fullest extent practicable and not prohibited by any applicable Law, the claims, rights and benefits of any such Deferred Business (and Seller would enforce such claims, rights and benefits at the direction of and for the benefit of Purchaser) and (ii) Purchaser will assume and bear the costs of the corresponding Assumed Liabilities with respect to such Deferred Business, in each case, in accordance with this Agreement and pay, satisfy, perform or discharge when due any Assumed Liability arising thereunder, in each case, during the Interim Period; provided that in each case of clauses (i) and (ii), Purchaser shall not assume or bear the cost, or have any liability in respect of, Seller’s or its Affiliates’ fraud, gross negligence or willful misconduct or any other acts or omissions which fail or are alleged to fail to comply in any material respect with any applicable Law (including any applicable Employment Law) in connection with Seller’s or its Affiliate’s operation of a Deferred Business; provided, further, that the prior exclusion shall not apply to claims arising solely due to the relationship established pursuant to the terms of this Section 2.18(d).”
(f)The Parties to this Amendment hereby acknowledge and agree that:
(i)the Purchaser may satisfy its obligations under Section 5.8(b)(iii) of the Agreement by causing a professional employer organization, employer of record, or similar third-party employer to make an offer of employment on terms which are in all other respects consistent with the provisions of Section 5.8 of the Agreement (including the provisions of Section 5.8(c) of the Agreement), such offer to be made not less than 30 days before the relevant Deferred Closing Date;
(ii)the term “Transferred Business Employee” shall include any Business Employee who accepts such offer from a professional employer organization, employer of record, or similar third-party employer; and
(iii)Purchaser shall be responsible for (or if applicable shall reimburse Seller or its relevant Affiliate in full in respect of) the cost of any accrued but unused vacation days, paid time off or annual leave, severance, redundancy, long-service, notice or garden leave pay, or similar payments, contributions or benefits that may become payable to any Business Employee who receives an offer from a professional employer organization, employer of record, or similar third-party employer.
(g)[***]
(h)All references to “Closing” and “Closing Date” in Section 5.8(e) of the Agreement are hereby amended and replaced by “expiration of the applicable Transition Services (as defined in the Transition Services Agreement) (or as soon as commercially reasonable thereafter)” and “TSA Expiration Date (or as soon as commercially reasonable thereafter),” respectively.
(i)Section 5.8(g) of the Agreement is hereby amended and restated in its entirety by the following:
“(g)    401(k) Plan.
(i)Effective as of the Closing, Seller shall, or shall cause one of its Affiliates to, cause US NewCo to become a participating employer in The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the “Seller 401(k) Plan”) and Purchaser shall, or shall cause one of its Affiliates to, cause US NewCo to adopt an Adopting Employer Agreement (as defined in the Seller 401(k) Plan) in the form reasonably required by Seller or one of its Affiliates and in substantially the same form as other adopting employers under the Seller 401(k) Plan.
(ii)Subject to the terms and conditions set forth in the Transition Services Agreement, during the period commencing on the Closing Date and ending at 11:59 PM EST on the day preceding the TSA Expiration Date (or such earlier date as the Parties agree to terminate such period) (the “401(k) Transition Period”), Seller shall, or shall cause one of its Affiliates to, maintain and administer the Seller 401(k) Plan and permit (A) each Transferred Business Employee who is a participant in the Seller 401(k) Plan immediately prior to the Closing to continue to participate in such plan, (B) each Transferred Business Employee who becomes eligible to participate in the Seller 401(k) Plan during the 401(k) Transition Period to commence participation in the Seller 401(k) Plan in accordance with the entry date provisions of such plan, and (C) each employee hired by US NewCo after the Closing Date who becomes eligible to participate in the Seller 401(k) Plan during the 401(k) Transition Period to commence participation in the Seller 401(k) Plan in accordance with the entry date provisions of such plan (the employees referred to in clauses (A), (B) and (C) are hereinafter referred to as the “401(k) Plan Transition Employees”), in accordance with the terms of the Seller 401(k) Plan.
(iii)Effective as of the Closing, Seller shall, or shall cause one of its Affiliates to, take all actions required or appropriate, including any plan amendments and participant communications, such that (A) the Seller Parent employer stock fund investment option under the Seller 401(k) Plan for new contributions, and (B) the ability to make new traditional after-tax contributions under the Seller 401(k) Plan, in each case, is not available to the 401(k) Plan Transition Employees during the 401(k) Transition Period. Notwithstanding the immediately preceding sentence, dividends issued on common stock of Seller Parent may be invested in the Seller Parent employer stock fund pursuant to the terms of the Seller Parent employer stock fund.
(iv)Effective as of no later than the last day of the 401(k) Transition Period (the “401(k) Transition Date”), Purchaser shall, or shall cause one of its Affiliates to, have in effect a defined contribution retirement plan that is tax-qualified under Section

401(a) of the Code and includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser 401(k) Plan”). Prior to the 401(k) Transition Date, Seller shall cooperate with Purchaser as reasonably necessary to ensure that Purchaser is able to establish the Purchaser 401(k) Plan, to be effective as of the 401(k) Transition Date. Purchaser shall ensure that each 401(k) Plan Transition Employee who is a participant in the Seller 401(k) Plan immediately prior to the 401(k) Transition Date shall be enrolled in the Purchaser 401(k) Plan as soon as practicable following the 401(k) Transition Date. Each Transferred Business Employee who is not a participant in the Seller 401(k) Plan immediately prior to the 401(k) Transition Date shall be permitted to enroll by Purchaser in the Purchaser 401(k) Plan after the 401(k) Transition Date in accordance with the terms of the Purchaser 401(k) Plan.
(v)Purchaser shall cause the Purchaser 401(k) Plan to provide each Transferred Business Employee with full credit for such Transferred Business Employee’s service with Seller or any of Seller’s Affiliates or predecessors prior to the Closing for purposes of eligibility and vesting under the Purchaser 401(k) Plan.
(vi)On or as soon as practicable after the 401(k) Transition Date, Seller shall take all commercially reasonable measures needed to cause the transfer to the Purchaser 401(k) Plan of all of the assets and liabilities of the Seller 401(k) Plan that are attributable to the 401(k) Plan Transition Employees, including all promissory notes and receivables in respect of plan loans to the 401(k) Plan Transition Employees under the Seller 401(k) Plan that remain outstanding as of the 401(k) Transition Date and accrued liabilities arising out of any applicable qualified domestic relations order. Purchaser shall direct the trustee of the Purchaser 401(k) Plan to accept such transfer of assets and liabilities from the Seller 401(k) Plan. Such transfer of assets and liabilities shall be made in accordance with the applicable requirements of Section 411(d)(6) and 414(l) of the Code.
(vii)Purchaser and Seller shall cooperate to take any and all commercially reasonable measures needed to effect the transition to the Purchaser 401(k) Plan of all outstanding loans under the Seller 401(k) Plan with respect to the 401(k) Plan Transition Employees so as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans. Such actions may include, for example, working with the recordkeeper of the Seller 401(k) Plan to develop administrative processes and procedures for permitting, to the extent reasonably possible, a 401(k) Plan Transition Employee to continue to make scheduled loan payments, by personal check or otherwise, to the Seller 401(k) Plan after the 401(k) Transition Date, but before the Seller 401(k) Plan assets and liabilities are transferred to the Purchaser 401(k) Plan, and, if such processes and procedures acceptable to the Seller 401(k) Plan recordkeeper are feasible, adopting any necessary amendments to the Seller 401(k) Plan to permit such post-401(k) Transition Date loan payments.
(viii)Purchaser and Seller shall cooperate to take any and all commercially reasonable measures needed to cause US NewCo to cease being a participating employer in the Seller 401(k) Plan effective as of the 401(k) Transition Date.”
(j)All references to “Closing” and “Closing Date” in Section 5.8(h) of the Agreement are hereby amended and replaced by “expiration of the applicable Transition Services (as defined in the Transition Services Agreement) (or as soon as commercially reasonable thereafter)” and “TSA Expiration Date (or as soon as commercially reasonable thereafter),” respectively.

(k)The first sentence of Section 5.8(i)(ii) of the Agreement is hereby amended by deleting the words “Prior to the Closing,” and replacing such words with the following text: “Within 30 days after the Closing,”.
(l)Section 5.24 of the Agreement is hereby amended and restated in its entirety by the following:
“Section 5.24    Permits. Following the date of this Agreement and prior to the Closing, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to reasonably cooperate with Purchaser (a) to identify any Permits necessary for the conduct of the GES Business as conducted immediately prior to the Closing and (b) in Purchaser’s efforts to facilitate the NewCo Entities obtaining any such necessary Permits at or prior to the Closing, including by, subject to the Access Exceptions, providing Purchaser and its Representatives with reasonable access, during normal business hours, to the properties, books, records, Contracts, personnel, documents and other information of Seller and its Affiliates necessary or advisable in connection with the NewCo Entities obtaining such Permits. Notwithstanding anything to the contrary set forth herein, it shall not be a condition to the consummation of the Transactions for any such Permits to be put in place or otherwise in effect. Purchaser will reimburse Seller and its Affiliates for any reasonable and documented out-of-pocket fees, costs and expenses incurred by Seller or any of its Affiliates in connection with their obligations under this Section 5.24, other than with respect to Seller NewCo Permits (any such fees, costs or expenses (including attorneys’ fees) that are not so reimbursed as of immediately prior to the Closing, the “Outstanding Permit Expenses”).
(m)Section 5.25(a) of the Agreement is hereby amended to add the following sentences at the end of Section 5.25(a) of the Agreement:
“In furtherance of, and without limiting, the foregoing, as promptly as reasonably practicable following the date of this Agreement and prior to (i) in the case of each NewCo Entity other than U.S. NewCo and U.K. NewCo, the Deferred Closing for a particular Deferred Jurisdiction or (ii) in the case of U.S. NewCo or U.K. NewCo, expiration of the GES Business Transition Services (as defined in the Transition Services Agreement) for which the ‘Business Process’ is “Payroll’ (as set forth on Schedule 2.1(a) to the Transition Services Agreement or otherwise as mutually agreed between the Parties for any Additional Transition Service or Omitted Service (each as defined in the Transition Services Agreement), (x) to the extent permitted under applicable Law, Seller shall, and shall cause its Affiliates and Representatives to, use reasonable best efforts to obtain for each NewCo Entity (i) any Permits necessary for the legal entity set-up and operationalization of such NewCo Entity to operate the GES Business as it is conducted immediately prior to the Closing Date (including the employment of Business Employees) in the country in which such NewCo Entity is organized (excluding, for the avoidance of doubt, any payroll and benefits registrations (which are the subject of clause (ii)), any pension set-up Permits and any export-import Permits), (ii) the registrations reflected in Column A of the NewCo Entities Payroll and Benefits Registrations Plan as listed against each NewCo Entity or Local Branch Jurisdiction (as applicable) in the NewCo Entities Payroll and Benefits Registrations Plan and (iii) direct and indirect tax identification numbers (the Permits in this clause (x), collectively, the “Seller NewCo Permits”) and Purchaser shall, and shall cause its Affiliates and Representatives to, use reasonable best efforts to cooperate in connection with the Seller’s efforts to obtain such Seller NewCo Permits, and (y) Purchaser shall, and shall cause its Affiliates and Representatives to, use reasonable best efforts to obtain those registrations reflected in Column B of the

NewCo Entities Payroll and Benefits Registrations Plan as listed against each NewCo Entity or Local Branch Jurisdiction (as applicable) in the NewCo Entities Payroll and Benefits Registrations Plan. The Parties acknowledge and agree that (I) all of the registrations and licenses described in clause (x) of the preceding sentence are part of the legal entity setup and operationalization process and, notwithstanding anything to the contrary in this Agreement, any costs, fees and expenses incurred in connection with obtaining such registrations and licenses are Separation Costs (as defined in the Transition Services Agreement) that will be borne by Seller and (II) any costs, fees and expenses incurred in connection with obtaining the registrations and licenses described in clause (y) of the preceding sentence will be borne by Purchaser.”
(n)[***]
(o)Notwithstanding anything to the contrary set forth in the Agreement, and in furtherance of and without limiting the Parties’ obligations to use reasonable best efforts to cause U.S. NewCo and U.K. NewCo to form India NewCo in connection with the Pre-Closing Restructuring as soon as practicable after the Closing Date as contemplated under Section 2.18(b): (i) (x) Seller shall, and shall cause its Affiliates and its Representatives to, use reasonable best efforts to prepare, and (y) Purchaser shall, and shall cause its Affiliates and Representatives (including third party service providers) to, use reasonable best efforts to cooperate, including by executing and delivering such documents and instruments and taking such actions as may be reasonably required to give effect to the matters contemplated under this Section 1(o) in its or their capacity as the direct or indirect legal shareholder(s) of India NewCo or the future Representatives thereof, in the preparation of, any filings for the formation of India NewCo with any applicable Governmental Entities as promptly as reasonably practicable following the date of this Amendment, including making any filings for the formation of India NewCo prior to May 27, 2023 by using the existing name reservation of ‘Allium India Private Solutions Limited’ obtained by U.S. NewCo and U.K. NewCo; (ii) immediately following the date of this Amendment, Seller shall use reasonable best efforts to take any actions necessary to cause the Deferred Closing with respect to India to occur on or prior to January 1, 2024, including by preparing any filings with Governmental Entities to reserve a new name for India NewCo as promptly as practicable following the date of this Agreement and making preparations to obtain a bank account for India NewCo promptly following the formation thereof, and Purchaser shall use reasonable best efforts to cooperate in connection therewith; (iii) in the event that the Deferred Closing with respect to India is not reasonably expected to occur on or prior to January 1, 2024, Seller shall use reasonable best efforts to procure access from and after January 1, 2024 for any Business Employees located in India to facilities that are comparable in all material respects to the facilities used by such Business Employees located in India pursuant to the Transition Services Agreement, which facilities may take the form of one or more new leased properties procured by Seller or one of its Affiliates and, to the extent requested by Purchaser, assigned in accordance with Section 2.12 to India NewCo at or immediately prior to the Deferred Closing with respect to India; and (iv) Seller shall reimburse Purchaser and its Affiliates for any reasonable and documented out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred by Purchaser or any of its Affiliates in connection with the formation of India NewCo pursuant to Step 7 of the Master Step Plan (other than any funds to be transferred to India NewCo to capitalize India NewCo), including in connection with any obligations of Purchaser and its Affiliates pursuant to this Section 1(o).
(p)[***]

2.Definitions
(a)The following new defined terms shall be hereby inserted in the appropriate alphabetical order in Section 1.1 of the Agreement:
(i)“China Entity 1” has the meaning set forth in the Master Step Plan.
(ii)“China Entity 1 Equity Interests” means one hundred percent (100%) of the issued and outstanding equity interests in China Entity 1.
(iii)“China Entity 2” has the meaning set forth in the Master Step Plan.
(iv)“China Entity 2 Equity Interests” means one hundred percent (100%) of the issued and outstanding equity interests in China Entity 2.
(v)“NewCo Entities Payroll and Benefits Registrations Plan” means the plan attached as Exhibit C hereto as it may be amended and agreed in writing between the Parties.
(vi)“TSA Expiration Date” means the date on which the Transition Services (as defined in the Transition Services Agreement) expire in accordance with Section 11.1 of the Transition Services Agreement.
(b)The following definitions in Section 1.1 of the Agreement shall be hereby amended and restated in their entirety to state:
(i)“Adjustment Calculation Time” means 12:01 a.m. New York City time on May 1, 2023.
(ii)“Ancillary Restructuring” means the portions of the Pre-Closing Restructuring set forth in Steps 7 through 25 and Steps 29 through 31 of the Master Step Plan.
(iii)“Condition Satisfaction Date” means the date on which the conditions set forth in Article VII (other than those conditions which are otherwise contemplated under this Agreement to, or by their nature can only, be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at the Closing) have been satisfied (or, to the extent permitted under applicable Law, waived by the Parties entitled to the benefits thereof).
(iv)“Employment Law” means all any and all laws, including common law, statutes, directives, recommendations, regulations, notices, codes of practice, guidance notes, judgments, decrees or orders, relating to or connected with the employment of employees, including their health and safety at work.
(v)“NewCo Entities” means, collectively, Australia NewCo, China Entity 1, China Entity 2, Canada NewCo, India NewCo, Japan NewCo, Malaysia NewCo, Mexico NewCo, Poland NewCo, U.K. NewCo and U.S. NewCo.
(vi)“NewCo Equity Interests” means the Australia NewCo Equity Interests, China Entity 1 Equity Interests, China Entity 2 Equity Interests, Canada NewCo Equity Interests, India NewCo Equity Interests, Japan NewCo Equity Interests, Malaysia NewCo Equity Interests, Mexico NewCo Equity Interests, Poland NewCo Equity Interests, U.K. NewCo Equity Interests and U.S. NewCo Equity Interests.

(vii)“Transaction Expenses” means (a) any and all out-of-pocket fees, costs and expenses (including all fees, costs and expenses of counsel, accountants, investment bankers, experts, consultants and any other advisors) payable by any NewCo Entity as of immediately prior to the Closing and that was incurred in connection with (i) the authorization, preparation, negotiation, execution and performance of this Agreement (including the Pre-Closing Restructuring) and the other Transaction Documents or (ii) the process by which Seller or its Affiliates solicited and negotiated strategic alternatives with respect to the GES Business (including the solicitation of any other potential buyers thereof), plus (b) any amounts in excess of one million Dollars ($1,000,000) that are payable in respect of any retention bonus entered into in connection with the Transactions and payable by the NewCo Entities as of or after the Closing Date, including each such arrangement set forth on Section 1.1(f) of the Seller Disclosure Schedules, plus (c) any transaction, change in control or similar bonuses, severance payments and other employee-related change of control payments payable by the NewCo Entities (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) solely as a result of the consummation of the Transactions (but not including any amounts requiring post-Closing service or any amounts triggered by a termination of employment on or following the Closing and not including amounts payable under the arrangements set forth on Section 1.1(f) of the Seller Disclosure Schedules), plus (d) such other amounts as set forth on Section 1.1(g) of the Seller Disclosure Schedules, minus (e) Outstanding Insurance Expenses, minus (f) Outstanding Financing Expenses, minus (g) Outstanding Permit Expenses, in each case of clauses (a) through (c), to the extent unpaid as of immediately prior to the Closing and not paid by Seller or its Affiliates (other than the NewCo Entities) at the Closing.
3.[***]
4.Miscellaneous.
(a)    Except as expressly amended by this Amendment, the Agreement remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement, except as expressly set forth herein. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended as set forth herein. This Amendment and the Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. If and to the extent there are any inconsistencies between the Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control. References in the Agreement or in any of the other Transaction Documents shall be deemed to mean the Agreement as amended by this Amendment.
(b)    Section 10.1, Section 10.2, Section 10.3, Section 10.4, Section 10.5, Section 10.6, Section 10.8, Section 10.9, Section 10.10, Section 10.11, and Section 10.15 of the Agreement are each hereby incorporated by reference mutatis mutandis.
[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.
IHS MARKIT LTD.

By:    /s/ Elizabeth Hithersay
    Name:    Elizabeth Hithersay
    Title:    Director

[Signature Page to Acknowledgement and Amendment No. 2 to Securities and Asset Purchase Agreement]

ALLIUM BUYER LLC

By:    /s/ Webster Chua
    Name:    Webster Chua
    Title:    President and Treasurer
[Signature Page to Acknowledgement and Amendment No. 2 to Securities and Asset Purchase Agreement]